John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

March 21, 2018

Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On February 27, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of each of the REMS Real Estate Value-Opportunity Fund, the REMS International Real Estate Value-Opportunity Fund, and the REMS Real Estate Income 50/50 Fund (the “Funds”), each a series portfolio of the Trust, on the approval of revisions to fundamental investment restrictions and a new investment advisory agreement.

We received comments from you relating to the proxy statement on March 16, 2018 and again on March 19, 2018. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

General

1.	Comment: Please provide the Staff with a copy of the proxy card for review.

Response: The Trust will provide a copy of the proxy card for review prior to its use.

Shareholder Letter

2.
Comment:       Please consider removing the bolded paragraph in the Shareholder Letter discussing reduced management fees. This is not an item to be voted on by shareholders and, as such, should be removed. Should the Trust determine to keep this disclosure, please add language that indicates that the fee reduction will be made regardless of whether or not the Proposals are approved.

Response:         The Trust is respectfully declining this comment. The Trust believes this is valuable information that the shareholders should have to consider in connection with their consideration of Proposal #2. The Trust has added disclosure to indicate that the fee reductions will occur without regard to the outcome of the vote on the Proposals.

Ms. Alison T. White
U.S. Securities and Exchange Commission
March 21, 2018

Notice

3.	Comment: Please break out the sub-proposals so they read 1.A, 1.B., etc. rather than 1A-C.

Response: The Trust has revised the disclosure to address your comment.

Proxy Statement / Proposal 1

4.
Comment:         In Proposal 1A – C of the proxy, please provide a comparison in chart form of each of the current and new proposed restrictions. This disclosure could be referenced in the Proposal and included in an Appendix.

Response: The Trust has added a chart as an Appendix to address your comment.

5.
Comment:         For each of the proposals on investment restriction changes, please list for each sub-proposal a line for the current language, proposed language, basis for change, and any risks associated with the change. Also, list any risks associated with eliminating a restriction.

Response:         The Trust has made certain revisions to the disclosure to address your comment as it has deemed appropriate. The Trust has revised the disclosures in the proxy statement to emphasize that the revisions that are being proposed with respect to Proposals 1.A. - C. are not intended to change in any manner the way that the Funds are operated or managed, and that if any changes to the investment strategies or operations of the Funds were to be put in place, shareholders would receive appropriate notice, including any applicable risk disclosures. The disclosures also will emphasize that the principal investment risks associated with an investment in each of the Funds will remain as disclosed in the currently effective registration statement, which is available to shareholders upon request. The Trust believes that the rationale provided with respect to each change in fundamental investment restriction clearly explains the nature and implications of the change and the rationale behind it. The Trust notes that it will be sending the annual update to prospectus to shareholder shortly after the shareholder meeting and the prospectus will have all principal risks of the Funds contained therein.

6.	Comment: In the discussion on Senior Securities, please revise the language below to be clearer:

A “senior security” is an obligation of a fund with respect to its earnings or assets that takes precedence over the claims of the fund’s shareholders with respect to the same earnings.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: On Proposal 1.A.3, Underwriting, given that the restriction does not seem to be changing please consider the accuracy of the statement. This comment is also applicable to Proposal 1.C.4.

Response: The Trust has revised the disclosure to address your comment.

8.
Comment:         For two of the Funds, the Diversification sub-proposal is not seeking shareholder vote. As such, please remove this discussion as it is confusing. Please also confirm that shareholders will receive notification of this change in some other manner.

Response:         The Trust has removed the discussion as you have requested. With respect to shareholders receiving notification of this change in some other manner, the Trust notes that there is no change. This is additional disclosure/clarification that will be inserted to the Statement of Additional Information (“SAI”). As this clarification is not reflective of any change, the Trust will not be providing special notice of this additional disclosure other than letting shareholders know they can get a copy of the SAI upon request.

Ms. Alison T. White
U.S. Securities and Exchange Commission
March 21, 2018

9.	Comment: In the statement following each of Proposal 1.A., 1.B., and 1.C., please clarify if accurate that the sub-proposals are not contingent upon one another.

Response: The Trust has revised the disclosure to address your comment.

10.	Comment: Please clarify in the below paragraph what is meant by the phrase “in each of these areas.”

In the event that this revision is approved, the REMS Real Estate Income 50/50 Fund would have authority to make investments in each of these areas, all of which may have certain risks associated with them. Although management of the REMS Real Estate Income 50/50 Fund currently does not invest in such derivative instruments, the REMS Real Estate Income 50/50 Fund would be allowed to engage in such activity in the future without shareholder approval.

Response: The Trust has revised the disclosure to address your comment.

11.	Comment: On page 12 there is a sentence fragment. Please correct.

Response: The Trust has corrected the sentence fragment.

12.	Comment: Please review Proposal 1.B.12 as it appears to be addressed already in Proposal 1.B.11 and may not be necessary.

Response: The Trust has clarified the language in Proposal 1.B.12 to address your comment.

13.	Comment: In each Fund’s discussion on “Concentration,” it appears something is missing from the disclosure as there is a (i), but no (ii) or (iii). Please review and revise as necessary.

Response: The Trust has revised the disclosure to address your comment.

Proxy Statement / Proposal 2

14.	Comment: In the section titled “Proposed Amendments” consider adding a chart that goes through the revisions in a side-by-side format.

Response: The Trust has revised the listed amendments from a numerical presentation of 1-5 to a chart format to address your comment.

15.	Comment: Proposal 2 discusses a reduced management fee for two of the Funds but this is not being voted on and should be removed from the Proxy Statement.

Response: The Trust is declining to take this comment. The Trust believes this information is relevant to the proposal.

16.
Comment:         Please add disclosure in the “Board Considerations” regarding what the Board considered when approving the New Agreement and changing the liability standard to one which offers less investor protection, i.e., from a negligence standard to a gross negligence standard.

Ms. Alison T. White
U.S. Securities and Exchange Commission
March 21, 2018

Response: The Trust has revised the disclosure to address your comment.

17.
Comment:         Please provide, as required by Item 22(c)(10) of Schedule 14A, a comparison of the fees charged by the Adviser to other funds. The SEC staff notes that the language in Board Considerations seems to indicate that the Trustees considered the “short- and long-term performance of the REMS Funds (other than the REMS International Real Estate Value-Opportunity Fund) with the performance of other accounts managed by the Adviser with similar objectives, strategies and holdings as those of the REMS Funds.

Response:         Item 22(c)(10) requires disclosure relating to any other registered mutual fund that the Adviser serves as investment adviser to that has a similar objective as those of the REMS Funds. Other than with respect to the REMS Real Estate Value-Opportunity Fund, the Adviser does not advise any other registered mutual funds having similar objectives. The Adviser has modified the disclosure with respect to the REMS Real Estate Value-Opportunity Fund.

Proxy Card

18.	Comment: Please bold the statement that “When properly executed, this proxy will be voted as indicated or “FOR” the proposals if no choice is indicated. See 14a-4(b)(1) of the 1934 Act.

Response: The Trust has revised the disclosure to address your comment.

* * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively